UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
811-33056				April 30, 2017
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Tridan Corp.
4. Address of principal executive office (number, street, city, state, zip code): 415 Madison Avenue, 16th Floor NEW YORK, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Tridan Corp.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Tridan Corp. (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2017.  Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of April 30, 2017, and with respect to agreement of security purchases and sales, for the period from December 31, 2016 (the date of our last examination), through April 30, 2017:

•
Confirmation, with prior notice to the Company, of all securities held by JP Morgan Worldwide Security Services, a registered Trust Company, in book entry form, on behalf of JP Morgan Chase Bank, N.A., as Custodian, on behalf of Tridan Corp.

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

•	Agreement of the three (3) security purchases, and the seven (7) security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Tridan Corp. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2017, with respect to securities reflected in the investment account of the Company, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Tridan Corp. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Mazars USA LLP

New York, NY
June 13, 2017

TRIDAN CORP.
P. O. Box 634, New City, New York 10956
(212) 239-0515

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Tridan Corp. (the “Company”) are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2017, and from December 31, 2016 through April 30, 2017.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as April 30, 2017, and from December 31, 2016 through April 30, 2017, with respect to securities reflected in the investment account of the Company.

TRIDAN CORP.

By:	/s/ Peter Goodman
Peter Goodman, President

Date:  June 13, 2017